July 22, 2025

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	OneMedNet Corporation
Registration Statement on Form S-1
Filed December 18, 2023, as amended
File No. 333-276130

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OneMedNet Corporation hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on July 24, 2025, or as soon thereafter as practicable.

Please call Ned Prusse of Perkins Coie LLP at (303) 291-2374 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

By:	/s/ Aaron Green
Aaron Green
Chief Executive Officer